Exhibit 99.1

AuRico Gold Announces Details for 2012 Fourth Quarter and Year-End Financial
Results Webcast on March 26, 2013

Toronto: February 13, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) today announced that it will release the Company’s audited year-end financial results for the period ended December 31, 2012 after market close on Monday, March 25, 2013. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, March 26, 2013 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

  Canada & U.S. Toll Free: 1-888-231-8191

  International & Toronto: 1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Fourth Quarter and Year-End Results Conference Call.

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1097407/1195639

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 3, 2013 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833                Passcode: #88348780

  North America Toll Free: 1-855-859-2056                     Passcode: #88348780

Archive Webcast:

The webcast will be archived for 90 days at the link provided below:
http://www.newswire.ca/en/webcast/detail/1097407/1195639
Or on the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1, 2012 and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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